

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 4, 2018

Via E-mail
Gerald R. Morgan
Chief Financial Officer
Four Corners Property Trust, Inc.
591 Redwood Highway, Suite 1150
Mill Valley, CA 94941

> **Re:**   **Four Corners Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 8-K filed April 25, 2018**
> **File No. 001-37538**

Dear Mr. Morgan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 25, 2018

Exhibit 99.2

1.   We note that your calculation of EBITDA on page 16 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future supplemental presentations to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2.   To the extent EBITDA and EBITDA (cash rent) are presented in future filings, please provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a discussion of the reasons why management believes these measures provide useful

information to investors and to the extent material, additional purposes for which they are used by management.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities